UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41181

Tokyo Lifestyle Co., Ltd.

(Translation of registrant’s name into English)

Harumi Building, 2-5-9 Kotobashi
Sumida-ku, Tokyo, 130-0022
Japan
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Completion of Cash Subscription and Debt-to-Equity Swap

On September 29, 2026, Tokyo Lifestyle Co., Ltd. (the “Company”) completed the issuance of an aggregate of 13,503,648 ordinary shares (the “Ordinary Shares”) pursuant to the cash subscription and debt-to-equity swap previously disclosed in the Company’s report on Form 6-K furnished to the U.S. Securities and Exchange Commission on September 21, 2026 (the “Prior Report”).

Pursuant to the subscription agreement dated September 10, 2026 between the Company and Mei Kanayama, the Company’s Representative Director and Director (Principal Executive Officer), the Company received JPY58,838,000 in cash and issued 1,396,755 Ordinary Shares to Mr. Kanayama (the “Cash Subscription”).

Pursuant to the separate subscription agreement dated September 10, 2026 between the Company and Tokushin G.K. (“Tokushin”), an entity owned by Mr. Kanayama and his family, Tokushin contributed to the Company its JPY510,000,000 loan principal receivable and the Company issued 12,106,893 Ordinary Shares to Tokushin (the “Debt-to-Equity Swap”). The loan principal receivable was extinguished in its entirety upon completion of the contribution. The Company received no cash proceeds from the Debt-to-Equity Swap.

The aggregate consideration for the two issuances was JPY568,838,000, equivalent to approximately US$3.7 million at the exchange rate of JPY153.74 to US$1.00 used for pricing the transactions. Immediately following the issuances, the Company had 55,831,454 Ordinary Shares issued and outstanding.

The Cash Subscription and the Debt-to-Equity Swap were completed pursuant to the agreements furnished as Exhibits 10.2 and 10.3, respectively, to the Prior Report. The descriptions herein are qualified in their entirety by reference to those agreements.

On September 29, 2026, the Company issued a press release announcing completion of the transactions. A copy of the press release is furnished as Exhibit 99.1 to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tokyo Lifestyle Co., Ltd.

Date: October 1, 2026	By:	/s/ Mei Kanayama
	Name:	Mei Kanayama
	Title:	Representative Director and Director (Principal Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated September 29, 2026, “Tokyo Lifestyle Co., Ltd. Strengthens Capital Structure Through Cash Investment and Debt-to-Equity Conversion”

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